[VIACOM LETTERHEAD]


June 7, 1994


Dear Shareholder:


The last year and a half has been an extraordinary time in the history of Viacom. As you are keenly aware, after a hard-fought battle, we won control of Paramount Communications Inc. and by doing so, created a global entertainment and media giant with unparalleled assets and franchises. Our new Company has the financial resources to enhance its core businesses while extending its franchises into new product areas, emerging distribution outlets and untapped geographic markets. We are committed to building those financial resources and strengthening our capital structure to ensure that our long-range strategies and opportunities are fully realized. These opportunities represent the future of Viacom.

The new Viacom, now one of the largest, most diversified global entertainment companies, owns and operates one of the world's largest groups of basic cable and premium television networks; controls more than 15,000 hours of film and television programming; owns Paramount Pictures, a major producer and worldwide distributor of films; owns Simon & Schuster, the largest publisher in the U.S. and the largest educational publisher in the world; is a significant cable operator and key player in the development of new media and interactive programming; owns 12 television stations and is pursuing the opportunities associated with creating The Paramount Network; is the sixth largest radio group in the nation; owns Madison Square Garden and the New York Knicks and the New York Rangers; owns five theme parks in the U.S. and Canada; and owns hundreds of movie theaters throughout the world.

Viacom is further strengthened through the strategic alliances it has forged with Blockbuster Entertainment Corporation and NYNEX. Our Merger Agreement with Blockbuster is pending and is subject to shareholder approval. While there can be no assurance that the merger will ultimately be consummated, Blockbuster remains an important strategic partner. The global leader in the home video rental market, Blockbuster is the world's largest retailer of home videos and a major force in music retailing, controls more than 20,000 hours of film and television programming, and develops entertainment facilities domestically and in the U.K. NYNEX, a global force in telecommunications, is one of the largest cable operators in the U.K., and is exploring and developing interactive technology.

Viacom's potential for expanding its core franchises and exploiting new markets is staggering, and we have assembled a superlative management team to ensure that we reach that potential. This team comprises the men and women who made Viacom one of the fastest growing global media companies in the world, as well as many of those from Paramount who created and conducted the businesses that made Paramount a highly sought after company. By combining these two groups, we have what we believe to be the finest, deepest, most experienced and most creative management team in the industry.

Looking ahead, we are already beginning to realize the rewards of our merger.

At Paramount Pictures, we have an exciting slate of upcoming films, including Forrest Gump, starring Tom Hanks, and Clear and Present Danger, starring Harrison Ford. In the future, we expect the studio to work with MTV to develop the film version of Beavis & Butt-Head and with Nickelodeon to develop a slate of modest-budget kids' films. We also recently announced a production agreement with Douglas/Reuther, the partnership of Michael Douglas and Steven Reuther, that will give Paramount Pictures access to high-quality films while limiting our financial exposure. This agreement is indicative of the creative and cost-conscious management approach we will implement at the studio.

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Simon & Schuster, formerly known as Paramount Publishing and which we recently renamed, acquired Macmillan Publishing in 1994, dramatically expanding its leadership position in the industry, and recently formed a venture with Davidson & Associates to develop, publish and distribute multimedia products for a broad spectrum of publishing markets. And just last week, we announced that Nickelodeon and Simon & Schuster will collaborate on a line of children's books drawing from Nickelodeon's programming and Simon & Schuster's expertise in children's publishing.

Our Company is proving itself a leader in seizing new technology-based opportunities and new media is a key example. We have combined our new media operations, which together have a full slate of new titles, including several drawn from successful Viacom and Paramount programming. We are also developing interactive versions of our cable networks that will be tested at our state-of-the-art cable system in Castro Valley, California, and MTV Networks (MTVN) will test an interactive home shopping service drawn from its channels.

Programming from our newly combined television production and syndication division will be prominent in the fall television season, with six shows returning to the broadcast line-up, two broadcast pilots ordered and eight programs appearing in first-run syndication. We are preparing for the January launch of The Paramount Network, which will be anchored by a newly developed spin-off from our enormously successful Star Trek franchise. Popular Wayne's World theme areas, based on Paramount Pictures' hit films, have been introduced at two Paramount Parks and we expect to develop similar marketing and promotional opportunities for characters and programming from MTV and Nickelodeon.

All of Viacom's pre-merger businesses continued to accelerate the growth of their franchises in 1993. At MTVN, MTV's global growth continued to soar and we entered entirely new markets with the launch of MTV Latino. In addition, the network recently announced plans to launch two new, wholly owned networks in Asia. Nickelodeon U.K. was launched and the network introduced a new line of entertainment products, including Nickelodeon Magazine, videos and CDs. VH-1 continued development on a version of the network to be introduced in the U.K. At Showtime Networks Inc., which grew by more than 1 million new subscribers in 1993, we announced plans to introduce five new value-added, genre-specific services.

On the distribution side, we are working toward the introduction of our interactive cable system in Castro Valley, where initial offerings will include an interactive shopping service being developed by Viacom, AT&T and CUC International, as well as StarSight, the electronic on-screen programming guide in which we have a significant investment. We are also testing high-speed modem technologies with Intel and General Instrument which give home personal computer users access to on-line services using our cable infrastructure.

For a more thorough review of the performance of our businesses in 1993, we encourage you to read the enclosed Annual Report on Form 10-KA. We hope you continue to share our enthusiasm for Viacom's future. We believe that our combination with Paramount will provide benefits for our shareholders for many years to come and that we will begin to realize those benefits shortly. We will soon have the latitude to communicate the strengths of this merger to our financial constituencies. Your stalwart support is deeply appreciated and we remain firm in our belief that the best for our Company is yet to come.


Sincerely,


/s/ Sumner M. Redstone                            /s/ Frank J. Biondi, Jr.

Sumner M. Redstone                                Frank J. Biondi, Jr.
Chairman of the Board                             President and Chief Executive
Officer